EXHIBIT 3.1

SLM CORPORATION

CERTIFICATE OF DESIGNATION, POWERS,
PREFERENCES, RIGHTS, PRIVILEGES, QUALIFICATIONS,
LIMITATIONS, RESTRICTIONS, TERMS AND CONDITIONS

of

FLOATING-RATE NON-CUMULATIVE
PREFERRED STOCK, SERIES B

     I, Mary F. Eure, Corporate Secretary of SLM Corporation, a Delaware corporation (the “Corporation”), do hereby certify that, pursuant to Section 151 of the Delaware General Corporation Law and Article Fourth of the Corporation’s Amended and Restated Certificate of Incorporation, (a) on September 23, 1999 the board of directors of the Corporation (the “Board of Directors”) appointed a Preferred Stock Issuance Committee of the Board of Directors and delegated authority to such committee to create and designate one or more series of preferred stock of the Corporation and, to the extent that the powers, preferences and other special rights of such series, and the qualifications, limitations and restrictions thereof, are not stated and expressed in the Corporation’s Amended and Restated Certificate of Incorporation, to fix the powers, preferences and other special rights of such series and the qualifications, limitations and restrictions and other terms and conditions thereof (the “September 1999 Resolutions”), (b) at its meeting on May 19, 2005, the Board of Directors affirmed the authority granted to the Corporation by the September 1999 Resolutions with regard to the Preferred Stock Committee and directed the Corporation to explore the issuance and sale of various types of preferred stock, as may be authorized by the Articles of Incorporation of the Corporation, and in an amount that does not exceed $500 million, and (c) on June 6, 2005, the Preferred Stock Issuance Committee adopted the resolutions shown immediately below, which resolutions of the Board of Directors and the Preferred Stock Issuance Committee are now, and at all times since their respective dates of adoption have been, in full force and effect:

RESOLVED, that the Preferred Stock Issuance Committee does hereby create, authorize and provide for the issuance of the Floating-Rate Non-Cumulative Preferred Stock, Series B, par value $0.20 per share, with the following designation, powers, preferences, rights, privileges, qualifications, limitations, restrictions, terms and conditions:

     1. Designation, Par Value, Number or Shares and Seniority

     The series of preferred stock of the Corporation created hereby (the “Series B Preferred Stock”) shall be designated “Floating-Rate Non-Cumulative Preferred Stock, Series B,” shall have a par value of $0.20 per share and shall consist of 4,000,000 shares. Subject to the requirements of applicable law and the terms and conditions of the Corporation’s Amended and Restated Certificate of Incorporation, the Board of Directors shall be permitted to increase the authorized number of shares of such series at any time.

     The Series B Preferred Stock shall rank, both as to dividends and upon liquidation, dissolution or winding up, prior to the common stock of the Corporation (the “Common Stock”) to the extent provided in this Certificate and the Corporation’s Amended and Restated Certificate of Incorporation and shall rank, both as to the payment of dividends when due and upon liquidation, dissolution or winding up, on a parity with any other class or series of preferred stock the Corporation may from time to time issue (the “Parity Preferred Stock”), including the Corporation’s 6.97% Cumulative Redeemable Preferred Stock, Series A (the “Series A Preferred Stock”).

     2. Dividends

          (a) The holders of outstanding shares of Series B Preferred Stock shall be entitled to receive, ratably, when, as and if declared by the Board of Directors, in its sole discretion, out of funds legally available therefor, cash dividends at a rate equal to (i) a floating rate of three-month LIBOR (as defined below) plus 0.70% per annum for periods ending on and prior to June 15, 2011 and (ii) a floating rate of three-month LIBOR plus 1.70% per annum for periods after June 15, 2011, per share of Series B Preferred Stock. Dividends on the Series B Preferred Stock shall accrue from but not including June 8, 2005 in the case of an initial declared dividend or the preceding Dividend Payment Date (as defined below), as applicable, and are payable when, as and if declared by the Board of Directors quarterly in arrears on March 15, June 15, September 15 and December 15 of each year unless such day is not a Business Day, in which case, the related dividend will be paid on the next succeeding Business Day (each, a “Dividend Payment Date”) commencing on September 15, 2005. For these purposes, “Business Day” means a day other than (i) a Saturday or Sunday, (ii) a day on which New York City banks are closed or (iii) a day on which the offices of the Corporation are closed.

     The “Dividend Period” relating to a Dividend Payment Date shall be the period from but not including the preceding Dividend Payment Date (or from but not including June 8, 2005, in the case of the first Dividend Payment Date) through and including the related Dividend Payment Date. The amount of dividends payable in respect of any quarterly Dividend Period, including dividends payable for partial Dividend Periods, shall be computed on the basis of the actual number of days for which dividends are payable in the relevant Dividend Period, divided by 360. Each such dividend shall be paid to the holders of record of outstanding shares of the Series B Preferred Stock as they appear in the books and records of the Corporation on such record date as shall be fixed in advance by the Board of Directors, not to be earlier than 45 days nor later than 10 days preceding the applicable Dividend Payment Date.

     For any Dividend Period, LIBOR shall be determined by the Calculation Agent (as defined below) on the second London and New York Business Day (as defined below) immediately preceding the first day of such Dividend Period in the following manner:

•	LIBOR will be the offered rate per annum for three-month deposits in U.S. dollars, beginning on the first day of such period, as that rate appears on

Moneyline Telerate Page (as defined below) 3750 as of 11:00 A.M., London time, on the second London and New York Business Day immediately preceding the first day of such Dividend Period.

•	If the rate described above does not appear on Moneyline Telerate Page 3750, LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the second London and New York Business Day immediately preceding the first day of such Dividend Period, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the Calculation Agent: three-month deposits in U.S. dollars, beginning on the first day of such Dividend Period, and in a Representative Amount (as defined below). The Calculation Agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the second London and New York Business Day immediately preceding the first day of such Dividend Period will be the arithmetic mean of the quotations.

•	If fewer than two quotations are provided as described above, LIBOR for the second London and New York Business Day immediately preceding the first day of such Dividend Period will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 A.M., New York City time, on the second London and New York Business Day immediately preceding the first day of such Dividend Period, by three major banks in New York City selected by the Calculation Agent: three-month loans of U.S. dollars, beginning on the first day of such Dividend Period, and in a Representative Amount.

•	If fewer than three banks selected by the Calculation Agent are quoting as described above, LIBOR for the new Dividend Period will be LIBOR in effect for the prior Dividend Period.

     The Calculation Agent’s determination of any dividend rate, and its calculation of the amount of dividends for any Dividend Period, will be on file at the principal offices of the Corporation, will be made available to any holder of Series B Preferred Stock upon request and will be final and binding in the absence of manifest error. The term “Calculation agent” means any person appointed by the Corporation to act as Calculation Agent hereunder. The Corporation shall be the initial Calculation Agent.

     The term “Representative Amount’’ means an amount that, in the Calculation Agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

     The term “Moneyline Telerate Page’’ means the display on Moneyline Telerate, Inc., or any successor service, on the page or pages specified in this certificate or any replacement page or pages on that service.

     The term “London and New York Business Day’’ means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is a day on which dealings in U.S. dollars are transacted in the London interbank market and on which banking institutions in New York City generally are not authorized or obligated by law or executive order to close.

     No dividends shall be declared or paid or set apart for payment on the Common Stock or any other class or series of stock ranking junior to or on a parity with the Series B Preferred Stock with respect to the payment of dividends when due unless all accrued and unpaid dividends have been declared and paid or set apart for payment on the outstanding Series B Preferred Stock in respect of the then-current Dividend Period. In the event that the Corporation shall declare but not pay any one or more dividends or any part thereof on the Series B Preferred Stock, the holders of that Series B Preferred Stock shall not have any cause of action against the Corporation in respect of such non-payment so long as no dividend is paid on any junior or parity stock in violation of the preceding sentence.

     No Common Stock or any other stock of the Corporation ranking junior to or on a parity with the Series B Preferred Stock as to the payment of dividends when due may be redeemed, purchased or otherwise acquired for any consideration (or any payment be made to or available for a sinking fund for the redemption of any shares of such stock) unless all accrued and unpaid dividends have been declared and paid or set apart for payment on the outstanding Series B Preferred Stock in respect of the then-current Dividend Period; provided, however, that any moneys theretofore deposited in any sinking fund with respect to any junior or parity stock or Common Stock in compliance with the provision of such sinking fund may thereafter be applied to the purchase or redemption of such stock in accordance with the terms of such sinking fund, regardless of whether at the time of such application full dividends upon the Series B Preferred Stock accrued and unpaid to the most recent Dividend Payment Date shall have been declared and paid or set apart for payment by the Corporation; provided that, if and when authorized by the Board of Directors, any such junior or parity stock or Common Stock may be converted into or exchanged for stock of the Corporation ranking junior to the Series B Preferred Stock as to payment of dividends when due.

     3. Optional Redemption

          (a) The Series B Preferred Stock shall not be redeemable prior to June 15, 2010. On any Dividend Payment Date on or after June 15, 2010, and subject to this limitation, the terms of Parity Preferred Stock and to any further limitations imposed by law, the Corporation may redeem the Series B Preferred Stock, in whole or in part, out of funds legally available therefor, at the redemption price of $100.00 per share plus an amount, determined in accordance with Section 2 above, equal to the amount of the dividend accrued and unpaid for the then-current Dividend Period to but not including the date of such redemption, if any. If fewer than all of the outstanding shares of the Series B Preferred Stock are to be redeemed, the Corporation shall select shares to be redeemed from the outstanding shares not previously called for redemption by lot or pro rata (as nearly as possible) or by any other method which the Corporation in its sole discretion deems equitable.

          (b) In the event the Corporation shall redeem any or all of the Series B Preferred Stock as aforesaid, notice of such redemption shall be given by the Corporation by first class mail, postage prepaid, mailed not less than 30 and not more than 60 days prior to the redemption date, to each holder of record of the shares of the Series B Preferred Stock being redeemed, at such holder’s address as the same appears in the books and records of the Corporation. Each such notice shall state the number of shares being redeemed, the redemption price, the redemption date and the place at which such holder’s certificate(s) representing shares of the Series B Preferred Stock must be presented for cancellation or exchanges, as the case may be, upon such redemption. Any notice that is so mailed shall be conclusively presumed to have been duly given, whether or not the stockholder received such notice. Failure to duly give notice, or any defect in the notice or in the mailing thereof, to any holder of the Series B Preferred Stock shall not affect the validity of the proceedings for the redemption of any other shares of Series B Preferred Stock being redeemed.

          (c) If any redemption date is not a Business Day, then payment of the redemption price may be made on the next Business Day with the same force and effect as if made on the redemption date, and no interest, additional dividends or other sums will accrue on the amount payable from the redemption date to the next Business Day.

          (d) Notice having been mailed as aforesaid, from and after the redemption date specified therein and upon payment of the consideration set forth in Section 3(a) above, said shares of the Series B Preferred Stock shall no longer be deemed to be outstanding, and all rights of the holders thereof as holders of the Series B Preferred Stock shall cease, with respect to shares so redeemed.

          (e) Subject to applicable law, any shares of the Series B Preferred Stock which shall have been redeemed shall, after such redemption, no longer have the status of authorized, issued or outstanding shares.

          (f) The shares of Series B Preferred Stock shall not be subject to any sinking fund or to any mandatory redemption.

     4. Preferred Stock Board Committee; Limited Rights to Vote and Elect Board Observers

     The Board of Directors maintains a committee (the “Preferred Stock Committee”) of the Board of Directors whose purpose is to monitor and evaluate proposed actions of the Corporation that may impact the rights of holders of the outstanding preferred stock of Corporation, including the payment of dividends on the Series B Preferred Stock, and to report to the Board of Directors thereon. The Board of Directors shall designate from among its “independent directors” (as such term is defined (i) by the Corporation’s Bylaws as then in effect or (ii) by the rules of the New York Stock Exchange) at least three directors to serve on the Preferred Stock Committee. In designating the independent directors to serve on the Preferred Stock Committee, the Board of Directors may, in its sole discretion, apply either of the foregoing definitions. The Preferred Stock Committee shall meet at least once a year.

     Except as set forth in this Section 4 and in Section 9(f) below, the shares of the Series B Preferred Stock shall not have any voting powers, either general or special. Whenever dividends on any shares of Series B Preferred Stock have not been declared by the Board of Directors or paid for an aggregate of four or more quarterly Dividend Periods, whether or not consecutive:

           (a) The holders of the Series B Preferred Stock, voting together as a single class with all other classes or series of capital stock of the Corporation upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series B Preferred Stock in the election of two observers to the board of directors, will be entitled to vote for the election of a total of two board observers at a special meeting called by an officer of the Corporation at the request of holders of record of at least 10% of (i) the outstanding Series B Preferred Stock or (ii) any such other class or series of capital stock of the Corporation entitled to vote for such committee and reelected at each subsequent annual meeting of stockholders, until all declared and unpaid dividends on the Series B Preferred Stock have been fully paid and the Corporation has resumed the payment of dividends in full on the Series B Preferred Stock for four consecutive Dividend Periods.

           (b) If and when all accrued and unpaid dividends on the Series B Preferred Stock have been paid in full or declared and a sum sufficient for the payment thereof set apart for payment in full and the Corporation has resumed the payment in of dividends in full on the Series B Preferred Stock for four consecutive Dividend Periods, the right of holders of Series B Preferred Stock to elect those two board observers will cease and, unless there are other classes and series of capital stock of the Corporation upon which like voting rights have been conferred and are exercisable, all rights of each of the two board observers will immediately and automatically terminate.

           (c) The Corporation shall provide to the board observers notice, and a detailed agenda (to the extent prepared for any member of the Board of Directors), of all meetings of the Board of Directors and any committee of the Board of Directors which has been delegated responsibility for matters relating to the payment or nonpayment of dividends, including the Preferred Stock Committee. The Corporation shall also provide to the board observers copies of all materials that may in any way be related to the payment or nonpayment of dividends that are provided to the Board of Directors and to the members of any such committees. The board observers shall be subject to the same confidentiality obligations with respect to such materials as bind the Board of Directors. The board observers may attend any meeting of the Board of Directors or any committee thereof which has been delegated responsibility for matters relating to the payment or nonpayment of dividends, including the Preferred Stock Committee; the board observers may participate in any such meeting, include statements in the minutes of such meetings, and present information and make recommendations to, and ask questions of, the Board of Directors or the Preferred Stock Committee with respect to all matters.

     If a special meeting of the holders of the Series B Preferred Stock for the election of the board observers is not called by an officer of the Corporation within 30 days after a request by holders of record of at least 10% of the outstanding shares of Series B Preferred Stock, then such requesting holders may designate a holder of Series B Preferred Stock to call that meeting at the Corporation’s expense. The Corporation will pay all costs and expenses of calling and holding any meeting and of electing board observers as described above.

     The foregoing voting rights will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of Series B Preferred Stock have been redeemed or called for redemption and sufficient funds have been deposited in trust to effect such redemption.

     In any matter in which the Series B Preferred Stock is entitled to vote, including any action by written consent, each share of the Series B Preferred Stock shall be entitled to one vote, except that when shares of any other class or series of capital stock of the Corporation have the right to vote with the Series B Preferred Stock as a single class on any matter, the Series B Preferred Stock and the shares of each such other class or series will have one vote for each $50.00 of liquidation preference (excluding accrued dividends, if any).

     5. No Conversion or Exchange Rights

     The holders of shares of the Series B Preferred Stock shall not have any right to convert such shares into or exchange such shares for any other class or series of stock, obligations or property of the Corporation.

     6. No Preemptive Rights

     No holder of the Series B Preferred Stock shall as such holder have any pre-emptive right to purchase or subscribe for any other shares, rights, options or other securities of any class of the Corporation which at any time may be sold or offered for sale by the Corporation.

     7. Liquidation Rights and Preference

          (a) Except as otherwise set forth herein, upon the voluntary or involuntary dissolution, liquidation or winding up of the Corporation, after payment of or provision for the liabilities of the Corporation and the expenses of such dissolution, liquidation or winding up, the holders of the outstanding shares of the Series B Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to stockholders pari passu with liquidation payments or distributions to holders of Series A Preferred Stock and any other class or series of stock ranking on a parity as to liquidation with the Series B Preferred Stock and before any payment or distribution shall be made on the Common Stock or any other class or series of stock of the Corporation ranking junior to the Series B Preferred Stock upon liquidation, the amount of $100.00 per share plus an amount, determined in accordance with Section 2 above, equal to all accrued and unpaid dividends for the then-current Dividend Period through and including the date of payment in respect of such dissolution, liquidation or winding up, if any, and the holders of the outstanding shares of any class or series of stock of the Corporation ranking on a parity with the Series B Preferred Stock upon liquidation shall be entitled to receive out of the assets of the Corporation available for distribution to stockholders, before any such payment or distribution shall be made on the Common Stock or any other class or series of stock of the Corporation ranking junior to the Series B Preferred Stock and to such parity stock upon liquidation, any corresponding preferential amount to which the holders of such parity stock may, by the terms thereof, be entitled; provided, however, that if the assets of the Corporation available for distribution to stockholders shall be insufficient for the payment of the full amounts to which the holders of the outstanding shares of the Series B Preferred Stock and the holders of the outstanding shares of such parity stock shall be entitled to receive upon such dissolution, liquidation or winding up of the Corporation as aforesaid, then all of the assets of the Corporation available for distribution to stockholders shall be distributed to the holders of outstanding shares of the Series B Preferred Stock and to the holders of outstanding shares of such parity stock pro rata, so that the amounts so distributed to holders of the Series B Preferred Stock and to holders of such classes or series of such parity stock, respectively, shall bear to each other the same ratio that the respective distributive amounts to which they are so entitled bear to each other. After the payment of the aforesaid amounts to which they are entitled, the holders of outstanding shares of the Series B Preferred Stock and the holders of outstanding shares of any such parity stock shall not be entitled to any further participation in any distribution of assets of the Corporation.

          (b) Neither the sale of all or substantially all of the property or business of the Corporation, nor the merger, consolidation or combination of the Corporation into or with any other corporation or entity, shall be deemed to be a dissolution, liquidation or winding up for the purpose of this Section 7.

     8. Additional Classes or Series of Stock

     The Board of Directors shall have the right at any time in the future to authorize, create and issue, by resolution or resolutions, one or more additional classes or series of stock of the Corporation, and to determine and fix the distinguishing characteristics and the relative rights, preferences, privileges and other terms of the shares thereof. Any such class or series of stock may rank on a parity with or junior to the Series B Preferred Stock as to payment of dividends when due or upon liquidation or otherwise. No such class or series of stock of the Corporation may rank prior to the Series B Preferred Stock as to payment of dividends when due or upon liquidation or otherwise.

     9. Miscellaneous

          (a) Any stock of any class or series of the Corporation shall be deemed to rank:

(i)	on a parity with shares of the Series B Preferred Stock, either as to the payment of dividends when due or upon liquidation, whether or not the dividend rates or amounts, dividend payment dates or redemption of liquidation prices per share, if any, be different from those of the Series B Preferred Stock, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in proportion to their respective dividend rates or amounts or liquidation prices, without preference or priority, one over the other, as between the holders of such class or series and the holders of shares of the Series B Preferred Stock; and

(ii)	junior to shares of the Series B Preferred Stock, either as to the payment of dividends when due or upon liquidation, if such class or series shall be Common Stock, or if the holders of shares of the Series B Preferred Stock shall be entitled to receipt of dividends when due or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in preference or priority to the holders of shares of such class or series.

           (b) The Corporation and any agent of the Corporation may deem and treat the holder of a share or shares of Series B Preferred Stock, as shown in the Corporation’s books and records, as the absolute owner of such share or shares of Series B Preferred Stock for the purpose of receiving payment of dividends when due in respect of such share or shares of Series B Preferred Stock and for all other purposes whatsoever, and neither the Corporation nor any agent of the Corporation shall be affected by any notice to the contrary. All payments made to or upon the order of any such persons shall be valid and, to the extent of the sum or sums so paid, effectual to satisfy and discharge liabilities for moneys payable by the Corporation on or with respect to any such share or shares of Series B Preferred Stock.

          (c) The shares of the Series B Preferred Stock, when duly issued, shall be fully paid and non-assessable.

          (d) For purposes of this Certificate, the term “the Corporation” means SLM Corporation and any successor thereto by operation of law or by reason of a merger, consolidation or combination.

          (e) Any notice, demand or other communication which by any provision of this Certificate is required or permitted to be given or served to or upon the Corporation shall be given or served in writing addressed (unless and until another address shall be published by the Corporation) to SLM Corporation, 12061 Bluemont Way, Reston, Virginia 20190, Attn: General Counsel’s Office. Such notice, demand or other communication to or upon the Corporation shall be deemed to have been sufficiently given or made only upon actual receipt of a writing by the Corporation. Any notice, demand or other communication which by any provision of this Certificate is required or permitted to be given or served by the Corporation hereunder may be given or served by being deposited first class, postage prepaid, in the United States mail addressed (i) to the holder as such holder’s name and address may appear at such time in the books and records of the Corporation or (ii) to a person or entity other than a holder of record of the Series B Preferred Stock, to such person or entity at such address as appears to the Corporation to be appropriate at such time. Such notice, demand or other communication shall be deemed to have been sufficiently given or made, for all purposes, upon mailing.

          (f) The Corporation, by or under the authority of the Board of Directors, may amend, alter, supplement or repeal any provision of this Certificate pursuant to applicable law and the following terms and conditions:

(i)	Without the consent of the holders of the Series B Preferred Stock, the Corporation may amend, alter, supplement or repeal any provision of this Certificate to cure any ambiguity, to correct or supplement any term that may be defective or inconsistent with any other terms, or to make any other provisions so long as such action does not materially and adversely affect the rights, preferences, privileges or voting power of the holders of the Series B Preferred Stock.

(ii)	With the consent of the holders of at least 66-2/3% of all of the shares of the Series B Preferred Stock at the time outstanding, given in person or by proxy, either in writing or by a vote at a meeting called for the purpose at which the holders of shares of the Series B Preferred Stock shall vote together as a class, shall be necessary for authorizing, effecting or validating the amendment, alteration, supplementation or repeal of the provisions of this Certificate if such amendment, alteration, supplementation or repeal would materially and adversely affect the powers, preferences, rights, privileges, qualifications, limitations, restrictions, terms or conditions of the Series B Preferred Stock. The creation and issuance of any other class or series of stock, or the issuance of additional shares of any existing class or series of stock of the Corporation (including the Series B Preferred Stock), whether ranking on parity with or junior to the Series B Preferred Stock, shall not be deemed to constitute such an amendment, alteration, supplementation or repeal.

(iii)	Holders of the Series A Preferred Stock shall be entitled to one vote per share on matters on which their consent is required pursuant to subparagraph (i) of this paragraph (f). In connection with any meeting of such holders, the Board of Directors shall fix a record date, neither earlier than 60 days nor later than 10 days prior to the date of such meeting, and holders of record of shares of the Series B Preferred Stock on such record date shall be entitled to notice of and to vote at any such meeting and any adjournment. The Board of Directors, or such person or persons as it may designate, may establish reasonable rules and procedures as to the solicitation of the consent of holders of the Series B Preferred Stock at any such meeting or otherwise, which rules and procedures shall conform to the requirements of any national securities exchange on which the Series B Preferred Stock may be listed at such time.

           (g) RECEIPT AND ACCEPTANCE OF A SHARE OR SHARES OF THE SERIES B PREFERRED STOCK BY OR ON BEHALF OF A HOLDER SHALL CONSTITUTE THE UNCONDITIONAL ACCEPTANCE BY THE HOLDER (AND ALL OTHERS HAVING BENEFICIAL OWNERSHIP OF SUCH SHARE OR SHARES) OF ALL OF THE TERMS AND PROVISIONS OF THIS CERTIFICATE. NO SIGNATURE OR OTHER FURTHER MANIFESTATION OF ASSENT TO THE TERMS AND PROVISIONS OF THIS CERTIFICATE SHALL BE NECESSARY FOR ITS OPERATION OR EFFECT AS BETWEEN THE CORPORATION AND THE HOLDER (AND ALL SUCH OTHERS).

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     IN WITNESS WHEREOF, I have hereunto set my hand and the seal of the Corporation this 7th day of June, 2005.

[seal]	/s/ MARY F. EURE

Mary F. Eure, Corporate Secretary

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